FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82             ]

NATIONAL BANK OF GREECE S.A.

Press Release

Announcement for the SME securitization transaction

National Bank of Greece S.A (NBG) has completed the first Greek SME securitization transaction since 2007, SINEPIA D.A.C (the Transaction). NBG will raise up to €300mn of medium-term funding by placing the senior notes with the European Investment Bank (EIB), the European Investment Fund (EIF) and the European Bank for Reconstruction and Development (EBRD) (together hereafter, the Investors).  The senior notes, rated at BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign ceiling (BB by S&P and B- by Fitch). HSBC Bank plc and NBG acted as Joint Arrangers and HSBC Bank plc as Transaction Coordinator.  Clifford Chance LLP and Zepos & Yannopoulos acted as legal counsels on behalf of HSBC Bank plc and the Investors, whilst Orrick, Herrington & Sutcliffe and Dracopoulos & Vassalakis LP acted as NBG’s legal counsels.

The Transaction primarily aims to enhance the access of Greek SMEs & Mid-caps to affordable financing and falls within NBG’s strategic initiatives to support the Greek SMEs & Mid-caps. NBG will be launching a new financing scheme with the support of the European Fund for Strategic Investments (EFSI) and the EBRD that aims to provide for current working capital needs of Greek SMEs & Mid-caps as well as new lending for investment projects in Greece in the next two years. The new financing scheme will be launched on November 2016 and is expected to benefit over 2000 SMEs & Midcaps. At least 50% of the new financing scheme will target to increase employment for youth.

Additionally, the Transaction serves NBG’s strategic objectives of diversification of funding sources, access to medium-term funding, reduction of funding costs and subsequent reduction of ELA dependence. NBG has already reduced its Eurosystem funding exposure by €12bln since July 2015, with current ELA dependence below €6bln. Finally, the Transaction will facilitate future market access, enhancing international confidence levels to NBG and to Greek assets as collateral.

NBG remains committed to be the leading force of the recovery of the Greek Economy, mobilizing international capital markets, whilst leveraging on its liquidity and capital position and all available tools provided by international financial institutions.

Athens, 8 August 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: August 8th, 2016

Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 8th, 2016

Director, Financial Division